SONAECOM, S.G.P.S., S.A.

a Listed Company

Registered Office: Lugar do Espido, Via Norte, Maia

Registered at the Maia Commercial Registration Office under unique registration number 502 028 351

Share Capital 366 246 868

ANNOUNCEMENT

SONAECOM ANNOUNCES COMMITMENT TO A SHAREHOLDER REMUNERATION PLAN EQUAL OR HIGHER TO THE PROPOSAL PRESENTED BY PT'S BOARD OF DIRECTORS AND COMMITMENT TO INCREASE FREE-FLOAT AT THE OPTION OF PT SHAREHOLDERS

Since the contents of this statement represent a description of the shareholder remuneration plan that the Offeror intends to – and is committed to – pursue, Sonaecom hereby informs that the corresponding amendment to the Offer Prospectus is being delivered to CMVM and is subject to the approval by this authority.

Portugal Telecom is proposing an alternative to Sonaecom's premium all cash €10.50/share offer comprising: a spin-off of PTM, a higher ordinary dividend pay-out through to 2009 and a 16.5% share buyback. This proposed shareholder remuneration corresponds to a total of only €3.8bn or the equivalent of €3.5/share on an NPV basis as explained in the calculations disclosed in our document made public on 20 February 2007.

Sonaecom remains convinced that its cash offer provides superior value to the latest PT defence plan. Nevertheless, we understand that some shareholders may have different views on value and therefore are contemplating retaining exposure to PT stand-alone, instead of selling for cash under our offer. For these shareholders, we believe that our offer not only provides the flexibility to chose between an all cash offer and a share exposure to PT but also compares favourably with a PT stand-alone share strategy. We would like to highlight four fundamental points that support such view.

1. Subject to the existence of distributable funds, Sonaecom commits that PT will make a minimum cash distribution of €5.7bn through dividends and potentially other forms of distribution to its shareholders during the period 2007-2010. These payments would be equivalent to €5.1 per PT share. Consistent with Sonaecom’s strategy and financing plans, cash distributions will be made as quickly as permissible by cash flow generation including asset sales and, on this basis,

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 Funds that could be generated by the company's business activity including asset sales and other restructurings (Sonaecom will vote favourably to any share capital reduction needed to maximize the distributable funds)

Sonaecom would target the following distributions: €1.8bn in 2007; €2.1bn in 2008; €0.7bn in 2009; and €1.0bn in 2010.

2. In addition to a superior cash distribution package, investors that still believe in higher synergies and advocate for a "better" split thereof, will be better-off in a combined Sonaecom PT compared to retaining exposure to PT stand-alone. We would like to reiterate that the transaction synergies can only be delivered by Sonaecom with its current offer that has obtained anti-trust clearance for this particular transaction. This anti trust clearance was obtained after nine months of complex negotiations, balancing different constituents and objectives and covers not only the mobile sector but also the wireline and content sectors.

3. Sonaecom wishes to address the unfounded accusations being spread in the market by PT regarding potential treatment of minorities by Sonaecom if it were to be successful in its bid for PT. Sonaecom prides itself on its commitment to best practices in corporate governance and accordingly would ensure that any transaction between Sonaecom and PT would be carried out under arms-length terms. In this respect, any asset sale that takes place between Sonaecom and PT would be supported by independent valuations by third party investment banks acting for the respective Boards of Sonaecom and PT. Such an arrangement would also address any concerns there may be regarding the fair sharing of synergies between PT and Sonaecom shareholders.

4. Sonaecom also wishes to address potential concerns regarding the level of liquidity in PT should some investors decide to approve the EGM resolutions and stay as minority shareholders in PT. In this event, and should Sonaecom acquire more than 60% of the share capital of PT under its tender offer, thereafter and for a period of up to three months starting after the end of the offer period, Sonaecom commits to PT shareholders of record as of 9 March 2007 to carry out a secondary public offer of shares in PT at the then prevailing market price, but in no event at less than €10.50 per share. Such commitment will be executed as long as the size of such share placement is greater than €200mm in value to ensure a meaningful transaction size. Such price will be adjusted by any gross dividends and/or other distributions to shareholders. With this initiative, PT shareholders will be able to acquire PT shares on a pro-rata basis to their shareholdings. As a result of this measure, Sonaecom is granting the opportunity for investors to get more exposure to PT, as well as to further increase liquidity, potentially reaching and maintaining a free float of 40%.

While we remain convinced that €10.50 in cash today represents a premium value for PT, we are offering the above clarifications and measures to address any and all doubts that may remain with regard to our offer. We call upon the Board of PT to exercise its fiduciary duty and recommend shareholders to approve the lifting of the voting restrictions under PT’s by-laws at the forthcoming EGM in order to give all PT shareholders the opportunity to democratically decide on our offer through the tender process, rather than denying majority shareholders such right through a minority blocking of the EGM vote. Voting in favour is now more than ever a question of allowing the majority of shareholders to decide which way they would prefer to obtain exposure to a unique transaction, via cash premium offer or share exposure. Anything other than voting FOR changes to the by-laws at the EGM can only be motivated by entrenched interests and a desire to maintain the status quo against the will of the majority.

We urge investors to vote in favour of the EGM proposals on 2 March 2007 and to tender their shares prior to 9 March 2007. Sonaecom once again reiterates that its €10.50 offer is best and final.

27 February 2007

IMPORTANT NOTICE

This document relates to the tender offer being made in Portugal (the “Portuguese Offer”) by Sonaecom, SGPS, S.A. (“Sonaecom”) and Sonaecom, B.V. for all ordinary shares and class A shares of Portugal Telecom, SGPS, S.A. (“PT”). The Portuguese Offer is made solely by a prospectus containing and setting out the terms and conditions of the Portuguese Offer (the “Portuguese Prospectus”). PT investors and security holders are urged to read the Portuguese Prospectus regarding the tender offer for PT in Portugal, because it contains important information. The Portuguese Prospectus and certain complementary documentation have been filed in Portugal with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) (the “CMVM”). Free copies of the Portuguese Prospectus are available on the CMVM’s website at www.cmvm.pt. The Portuguese Prospectus is also available from Sonaecom on its website at www.sonae.com. Copies of the Portuguese Prospectus will not be mailed or otherwise distributed in or sent into or made available in the United States.

U.S. persons who hold ordinary shares of PT and holders of American Depositary Shares of PT wherever located may participate the tender offer by Sonae, SGPS, S.A. (“Sonae”), Sonaecom, and Sonaecom, B.V. (together with Sonae and Sonaecom, the “Purchasers”), for PT shares being conducted in the United States. The Purchasers have filed with the United States Securities and Exchange Commission (the “SEC”) a statement on Schedule TO, which includes an offer to purchase and related offer materials for all ordinary shares held by U.S. persons and for PT ADSs held by holders wherever located (collectively, the “Tender Offer Statement”). PT has filed a Solicitation/ Recommendation Statement on form Schedule 14D-9 with the SEC. U.S. persons who hold ordinary shares of PT and holders of American Depositary Shares of PT wherever located are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information. U.S. INVESTORS AND U.S. HOLDERS OF PT SECURITIES AND ALL HOLDERS OF ADSs ARE URGED TO READ THE OFFER TO PURCHASE, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the offer to purchase and related offer materials and the statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The offer to purchase and other transaction-related documents are being mailed to holders of PT securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent: 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll Free (888) 750-5834, Banks and Brokers Call Collect (212) 750-5833.

This document does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval.

This document may contain forward-looking information and statements about Sonae, Sonaecom, PT or their combined businesses after completion of the proposed U.S. and Portuguese offers, based on the Purchasers’ current expectations or beliefs. Forward-looking statements are statements that are not historical facts. These forward-looking statements may relate to, among other things: management strategies; synergies and cost savings; future operations, products and services; integration of the businesses; market position; planned asset disposal and capital expenditures; net debt levels and EBITDA; and earnings per share growth, dividend policy and timing and benefits of the offer and the combined company. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Although these statements reflect our current expectations, which we believe are reasonable, investors and PT shareholders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.